                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |                  |
                                  FORM 12b-25               | Expires:         |
                                                            |                  |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [X] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       September 30, 1996             | SEC FILE NUMBER  |
                      ------------------------------------  |                  |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    735 906 109   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

                            PORTACOM WIRELESS INC.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                     8055 W. MANCHESTER AVENUE, SUITE 730
--------------------------------------------------------------------------------
City, State and Zip Code

                           PLAYA DEL REY, CA   90293
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                            SEE ATTACHED NARRATIVE

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PortaCom Wireless, Inc.
Form 12b-25
Narrative for Part III


The Form 10-QSB cannot be filed within the required time period due to the recent resignation of the Company's Executive Vice President--Accounting and the fact that such person's replacement has been actively engaged in preparing a proxy statement and application for permit in California relative to a pending transaction. In addition, the Company has required additional time to ensure that proper accounting treatment has been accorded to a recent significant transaction (previously reported).

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             MICHAEL RICHARD                   310             448-4140
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
--------------------------------------------------------------------------------

                             PORTACOM WIRELESS INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  NOVEMBER 14, 1996                 By  /s/ MICHAEL A. RICHARD
    ----------------------------------    --------------------------------------
                                                MICHAEL A. RICHARD
                                                VICE PRESIDENT, ACCOUNTING

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PortaCom Wireless, Inc.
Form 12b-25
Narrative for Part IV, Section 3


The Registrant, pending verification by its external auditors and advice of legal counsel, anticipates including language in its quarterly report on Form 10-QSB for September 30, 1996 to be derived from the following information:

          On May 28, 1996, the Registrant announced an agreement to acquire all of the outstanding shares of Asian American Telecommunications Corporation ("AAT"), a Cayman Islands corporation. AAT has focused its business activities on developing PSTN and wireless telecommunications services in China. On July 18, 1996, the Registrant announced that the terms of the acquisition had been adjusted to take into account a $25,000,000 financing by AAT. On September 18, 1996, the Registrant announced that, due to significant tax and regulatory considerations, it had elected to receive a direct ownership position in AAT consisting of 2,000,000 common shares and three-year warrants to acquire 4,000,000 common shares of AAT at a price of $4.00 per share, plus an immediate payment of $1,000,000 in cash from AAT to the Registrant. The 2,000,000 common shares of AAT will be held in escrow until January 1, 1999 to cover any claims or potential claims related to the original proposed acquisition or the termination agreement.

          For the quarter and nine months ended September 30, 1996, the Company reported net income of $8,513,659 and $6,435,732, respectively, with sales of $10,000 occurring. This compares to losses of $548,302 and $1,334,480 on sales of $72,664 and $56,261, for the respective comparable prior year periods. The improvement in the Company's financial condition is directly attributable to the final agreement between the Company and AAT.